FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

March 27, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

March 27, 2006 – Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) - is pleased to announce that it has closed on $4,384,571.40 of a private placement previously announced on February 3, 2006 from the issuance of 3,985,974 Units at a price of $1.10 per Unit. Each Unit is comprised of one common share and one-half of one warrant, with each of the 1,992,987 whole warrants exercisable at $1.75 for an additional common share of Grandview Gold, for a period of 3 years from the closing. The placement was brokered by Haywood Securities Inc. and Coniston Investment Corp. for a negotiated commission of 8% paid in cash, as well as 398,597 broker warrants exercisable at $1.10 for 36-months. The securities issued under the private placement are subject to a four- month resale restriction.

Item 5.	Full Description of Material Change

March 27, 2006 – Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) - is pleased to announce that it has closed on $4,384,571.40 of a private placement previously announced on February 3, 2006 from the issuance of 3,985,974 Units at a price of $1.10 per Unit. Each Unit is comprised of one common share and one-half of one warrant, with each of the 1,992,987 whole warrants exercisable at $1.75 for an additional common share of Grandview Gold, for a period of 3 years from the closing. The placement was brokered by Haywood Securities Inc. and Coniston Investment Corp. for a negotiated commission of 8% paid in cash, as well as 398,597 broker warrants exercisable at $1.10 for 36-months. The securities issued under the private placement are subject to a four- month resale restriction.

The net proceeds of the offering will be used to fund an aggressive deep hole drilling program on the Company's Carlin Trend Pony Creek project in Nevada, and for general working capital purposes.

Also, further to its press release dated February 16, 2006, wherein Grandview Gold announced that it had received conditional approval for listing of its common shares on the

Grandview Gold Inc.

Toronto Stock Exchange (the "TSX"), Grandview Gold is pleased to announce that it has, with this financing, met all of the conditions set out in this conditional listing letter, subject to filing of final documentation with the TSX.

Grandview Gold Inc. is a gold exploration company focused on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 27th day of March 2006.

Grandview Gold Inc.
"Raymond Pecoskie"
Raymond Pecoskie,
President & Chief Executive Officer

Grandview Gold Inc.